Filed by Alcentra Capital Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act  of 1934

Subject Company: Alcentra Capital Corporation

Commission File No. 814-01064

SUPPLEMENT TO THE JOINT PROXY STATEMENT

FOR THE SPECIAL MEETING OF CRESCENT CAPITAL BDC, INC. STOCKHOLDERS

AND THE SPECIAL MEETING OF ALCENTRA CAPITAL CORPORATION STOCKHOLDERS

TO BE HELD ON JANUARY 29, 2020

This document supplements and updates the joint proxy statement, dated December 11, 2019 (the “Proxy Statement”) provided to you in connection with a multi-step transaction whereby Crescent Capital BDC, Inc. (“Crescent Capital BDC”) will acquire Alcentra Capital Corporation (“Alcentra Capital”) pursuant to the Agreement and Plan of Merger, dated as of August 12, 2019, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of September 27, 2019 (as so amended, the “Merger Agreement”).

Except as described in this document, the information in this document does not otherwise modify or update any other disclosure presented in the Proxy Statement. To the extent that information in this document differs from, updates or conflicts with information contained in the Proxy Statement, the information in this document is more current. This is the case even if such section of the Proxy Statement is not specifically referenced in this document. Capitalized terms used but not defined in this document shall have the meanings given to such terms in the Proxy Statement.

This document is dated December 20, 2019.

SUPPLEMENTAL INFORMATION

The following supplemental information should be read in conjunction with the Proxy Statement, which you are urged to read in its entirety.

DESCRIPTION OF THE TRANSACTIONS

Stockholder Voting Agreements

As discussed in the Proxy Statement, Alcentra Capital has entered into the Voting Agreements with the Supporting Crescent Capital BDC Stockholders. As of December 17, 2019, the Supporting Crescent Capital BDC Stockholders are entitled to vote approximately 20,862,314 shares of Crescent Capital BDC Common Stock, or approximately 84% of the outstanding shares of Crescent Capital BDC Common Stock.

MANAGEMENT OF CRESCENT CAPITAL BDC

Election of New Crescent Capital BDC Director

On December 13, 2019, the Crescent Capital BDC Board, increased the size of the Crescent Capital BDC Board from five to six members and, on the recommendation of the Nominating and Corporate Governance Committee of the Crescent Capital BDC Board (the “Nominating Committee”), appointed Kathleen Briscoe as an independent Class I director to fill the vacancy created by such increase. Ms. Briscoe will serve as a member of the Nominating Committee and the Audit Committee of the Crescent Capital BDC Board.

The initial term of Ms. Briscoe, a Class I director, will expire at the 2022 annual meeting of stockholders of Crescent Capital BDC. The Crescent Capital BDC Board has determined that Ms. Briscoe is not an interested person as defined in Section 2(a)(19) of the Investment Company Act of 1940, and is independent within the meaning of the independence standards of the Securities and Exchange Commission (the “SEC”) and the NASDAQ Marketplace Rules. As an independent director, Ms. Briscoe will receive the same compensation as that to be provided to Crescent Capital BDC’s other independent directors, as described in detail in Crescent Capital BDC’s other filings with the SEC. There is no arrangement or understanding under which Ms. Briscoe was appointed. There are no transactions involving Ms. Briscoe requiring disclosure under Item 404(a) of Regulation S-K.

Ms. Briscoe is a Partner and Chief Capital Officer of Dermody Properties, LLC (“Dermody”), a real estate development company that develops and leases industrial and distribution facilities throughout the United States. Prior to joining Dermody in 2018, Ms. Briscoe held senior consulting and management positions at a number of real estate investing companies, including Arixa Capital, Cordia Capital Management, LLC, Institutional Real Estate, Inc., and Crosswater Realty Advisors. Between 2013 and 2016, Ms. Briscoe served as Chief Operating Officer and Chief Investment Officer for real estate at Cordia Capital Management. Between 2009 and 2011 she served as Chief Investment Officer for IDS Real Estate Group. Before joining IDS Real Estate Group, from 2007 to 2008, she served as Managing Director and head of the Los Angeles office of Buchanan Street Partners. Prior to that, from 1987 to 2007, Ms. Briscoe was a Shareholder at Lowe Enterprises, a real estate investment, asset management, and development company. Ms. Briscoe is a current member of the board of a number of private companies, is a member of the National Association of Corporate Directors, and serves as a board member of Crescent Acquisition Corp where she serves on the Audit Committee.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ALCENTRA CAPITAL

Recent Developments

Subsequent to September 30, 2019, through December 18, 2019, the following activity occurred at Alcentra Capital:

On October 3, 2019, Alcentra Capital paid a quarterly dividend of $0.18 per share to stockholders of record as of September 26, 2019.

On October 11, 2019, the Alcentra Capital Board declared a fourth quarter dividend of $0.18 per share, which was paid on December 15, 2019 to stockholders of record as of November 30, 2019.

In December 2019, CGGR Operations Holdings Corporation, a portfolio company of Alcentra Capital, repaid its Tranche A (first lien) and Tranche B (second lien) debt at par plus accrued and unpaid interest for total proceeds to Alcentra Capital of approximately $14.97 million, which amount includes a repayment premium with respect to the Tranche B investment.

INFORMATION CONCERNING THE CRESCENT CAPITAL BDC SPECIAL MEETING

For the reasons set forth in the Proxy Statement, the Crescent Capital BDC Board unanimously recommends that Crescent Capital BDC stockholders vote “FOR” Proposal 1, the Reincorporation Merger, “FOR” Proposal 2, the issuance of the shares of Crescent Capital Maryland BDC Common Stock to Alcentra Capital stockholders pursuant to the Merger Agreement at a price below its then-current NAV per share, if applicable, and “FOR” Proposal 3, the approval of the Proposed Crescent Capital BDC Investment Advisory Agreement. The Crescent Capital BDC Board, including the independent directors, unanimously recommends Crescent Capital BDC stockholders vote “FOR” Proposal 4, the adjournment of the Crescent Capital BDC Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the Crescent Capital BDC Special Meeting to approve the foregoing proposals.

Your vote is important, and we urge you to vote. If you have any questions, please contact Crescent Capital BDC:

Crescent Capital BDC, Inc.

11100 Santa Monica Boulevard, Suite 2000

Los Angeles, California 90025

(310) 235-5900

investor.relations@crescentcap.com

INFORMATION CONCERNING THE ALCENTRA CAPITAL SPECIAL MEETING

After careful consideration, and for the reasons set forth in the Proxy Statement, the Alcentra Capital Board, including each of its independent directors, and upon recommendation from the Committee of Independent Directors, unanimously recommends that Alcentra Capital’s stockholders vote:

•	“FOR” Proposal 1, the approval of the First Merger; and

•

“FOR” Proposal 2, the approval of any adjournments of the Alcentra Capital Special Meeting for the purpose of soliciting additional proxies if there are not sufficient votes at the time of the meeting to approve the First Merger.

Alcentra Capital urges you to promptly fill out, sign, date and mail the proxy card that accompanied the Proxy Statement or authorize your proxy by telephone or through the Internet as soon as possible even if you plan to attend the Alcentra Capital Special Meeting. Instructions are shown on the proxy card. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished to you by such record holder.

Your vote is important, and we urge you to vote as soon as possible. If you have any questions or need assistance in voting your shares, please feel free to call our proxy solicitor, D.F. King, at the below number:

D. F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

(800) 714-3311 (toll free)

(212) 269-5550 (call collect)

Additional Information and Where to Find It

This communication relates to a proposed business combination involving Crescent Capital BDC and Alcentra Capital, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, Crescent Reincorporation Sub, Inc. (“Crescent Capital Maryland BDC”), Alcentra Capital and Crescent Capital BDC have filed relevant materials with the SEC, including the registration statement on Form N-14 (File No. 333-233995) (the “Registration Statement”) filed with the SEC by Crescent Capital Maryland BDC and the Proxy Statement. The Registration Statement and Proxy Statement each contain important information about Alcentra Capital, Crescent Capital BDC, the Transactions, the Proposals and related matters. INVESTORS AND SECURITY HOLDERS OF CRESCENT CAPITAL BDC AND ALCENTRA CAPITAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ALCENTRA CAPITAL, CRESCENT CAPITAL BDC, THE PROPOSED TRANSACTIONS, THE PROPOSALS AND RELATED MATTERS. Investors and security holders are able to obtain the Registration Statement, the Proxy Statement and other documents filed with the SEC by Crescent Capital Maryland BDC, Alcentra Capital and Crescent Capital BDC, free of charge, from the SEC’s web site at www.sec.gov and from either Alcentra Capital’s or Crescent Capital BDC’s web sites at www.alcentracapital.com or at www.crescentbdc.com. Investors and security holders may also obtain free copies of the Registration Statement, the Proxy Statement and other documents filed with the SEC from Crescent Capital BDC by contacting Crescent Capital BDC’s Investor Relations Department at bdcir@crescentcap.com, or from Alcentra Capital by contacting Alcentra Capital’s Investor Relations Department at investorrelationsbdc@alcentra.com.

Participants in the Solicitation

Alcentra Capital and Crescent Capital BDC and their respective directors, executive officers, other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed Transactions. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Alcentra Capital and Crescent Capital BDC stockholders in connection with the proposed Transactions, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Proxy Statement and Registration Statement filed with the SEC. To the extent holdings of securities by any of Alcentra Capital’s or Crescent Capital BDC’s directors or executive officers have changed since the amounts disclosed in the Proxy Statement and Registration Statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed by such directors or executive officers, as the case may be, with the SEC. These documents may be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements regarding the proposed Transactions between Crescent Capital BDC and Alcentra Capital pursuant to the Merger Agreement. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed Transactions; the ability of the parties to complete the proposed Transactions considering the various closing conditions; the expected benefits of the proposed Transactions such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company following completion of the proposed Transactions; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the proposed Transactions, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed Transactions, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of each of Crescent Capital BDC and Alcentra Capital may not be obtained; (2) the risk that the Mergers or other Transactions contemplated by the Merger Agreement may not be completed in the time frame expected by Crescent Capital BDC and Alcentra Capital or at all; (3) unexpected costs, charges or expenses resulting from the proposed Transactions; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed Transactions; (5) uncertainty with respect to the trading levels of shares of the combined company’s common stock on NASDAQ; (6) failure to realize the anticipated benefits of the proposed Transactions, including as a result of delay in completing the proposed Transactions or integrating the businesses of Crescent Capital BDC and Alcentra Capital; (7) the ability of the combined company to implement its business strategy; (8) difficulties and delays in achieving synergies and cost savings of the combined company; (9) inability to retain and hire key personnel; (10) the occurrence of any event that could give rise to termination of the Merger Agreement; (11) the risk that stockholder litigation in connection with the proposed Transactions may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (12) evolving legal, regulatory and tax regimes; (13) changes in laws or regulations or interpretations of current laws and regulations that would impact Crescent Capital BDC’s classification as a business development company; and (14) changes in general economic and/or industry specific conditions. Some of these factors are enumerated in the filings Crescent Capital Maryland BDC, Crescent Capital BDC and Alcentra Capital have made or will make with the SEC in connection with the proposed Transactions under the Merger Agreement, including the Registration Statement and the Proxy Statement.

The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, none of Crescent Capital Maryland BDC, Crescent Capital BDC and Alcentra Capital undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information or development, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.